FOR IMMEDIATE RELEASE

         NEWS RELEASE

CANALASKA TO UNDERTAKE URANIUM EXPLORATION WITH CHINESE MINING PARTNER

Vancouver, Canada, December 2nd, 2008 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) is pleased to announce that it has entered into a Memorandum of Understanding (“MOU”) with East Nickel Mining Inc. (“ERI”) to undertake joint exploration for uranium on its 100%-owned North East Wollaston Project (the “Project”).

As outlined in the MOU, ERI may earn a 40% interest in the Project by undertaking a minimum of 100,000 metres of diamond drilling within 5 years.  ERI may earn a 70% interest in the Project by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction.  ERI may earn an 80% interest in the Project by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction.  ERI may also earn an additional 15% interest in the Project to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.

The MOU carries an exclusivity provision of 90 days, during which CanAlaska and ERI will finalize a definitive agreement.  The award of requisite exploration permits by the Government of Manitoba will be one of the key “conditions precedent” pertaining to the definitive agreement.

NE Wollaston Project

The NE Wollaston Project, which has been significantly advanced over the past three years with $6.5 million of cumulative exploration, is one of 22 uranium projects controlled by CanAlaska in and surrounding Canada’s Athabasca Basin.  The Project covers a large area in the Province of Manitoba, where the uranium-rich basement rocks associated with the Athabasca uranium deposits intermittently come to surface.  CanAlaska has found multiple mineralized zones with extensive higher-grade boulder dispersion trains and surface showings of rare earths, molybdenum and uranium mineralization across numerous uranium-mineralized belts, either within, or cutting across all rock types in the area.

The geological targets across the NE Wollaston Project match the styles of mineralization reported from mineral deposits further south in the Athabasca Basin.  There is clear observation of late-replacement pitchblende mineralization in vein zones, fractures and as disseminations in host rocks.  There is also evidence of more disseminated mineralization across stratigraphic horizons and multitudes of pegmatitic intrusive events, many of them containing primary uranium mineralization, or with brecciation and later uranium mineralization.  Preliminary results for many of these zones were announced by the Company on February 28th, 2008.

Peter Dasler, CanAlaska’s President, commented: “This strategic relationship with a well-funded and diverse Chinese mining group provides us with the necessary tools to explore for uranium and other mineral deposits in northern Manitoba.  The Company is awaiting government approvals to commence the next stages of exploration, but is eager to involve local communities in the exploration process.”

Emil Fung, CanAlaska’s Vice President – Corporate Development, commented: “We look forward to building a fruitful working relationship with ERI.  There exists a strong basis for significant technical interchange between our two companies, not only in exploration, but also in mine development and production.”

Alex Liu, ERI’s Chairman, commented “We welcome the opportunity to work with an accomplished uranium exploration company such as CanAlaska.  We believe that the NE Wollaston Project holds much promise for commercial discovery.  ERI is very excited by the abundant showings of high-grade uranium, molybdenum and other rare earths minerals.”

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$45 million exploring its properties and has delineated multiple uranium targets.  The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding for its West McArthur Project.  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.  A Memorandum of Understanding has also recently been executed with mining partner East Resources Inc. to commence exploration on the NE Wollaston Project comprising a potential 100,000 metres of drill testing.

About East Nickel Mining Inc.

East Nickel Mining Inc, soon to be renamed East Resources Inc., is a British Columbia company, whose principals also own a controlling interest in Allway Minerals and Science Technology Co. Ltd., a private enterprise with its headquarters based in Xian, China.  Allway is a mining concern with diversified operations across China in the production of nickel, lead-zinc, copper, vanadium and gold.  Most recently, Allway has begun to expand its international operations in Canada and Indonesia.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

December 2nd, 2008